Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc.

Commission File No.: 001-37512

Date: March 25, 2019

On March 25, 2019, Colin Connolly, the President and Chief Executive Officer of Cousins Properties Incorporated (“Cousins”), emailed all Cousins employees regarding Cousins’ pending acquisition of TIER REIT, Inc. (“TIER”) pursuant to the Agreement and Plan of Merger, dated as of March 25, 2019, by and among Cousins, TIER and Murphy Subsidiary Holdings Corporation.  A copy of the email follows.

Teammates:

Moments ago, we announced a strategic merger with TIER REIT, a Dallas-based publicly-traded REIT, in a 100% stock-for-stock transaction which we expect to close during the third quarter of 2019.  Importantly, the combined company will retain the Cousins Properties name and Atlanta will remain our corporate headquarters.  In addition, I will continue to lead the company as CEO and Larry will remain our Executive Chairman.  Rest assured, I do not anticipate any changes to our team, either at corporate or in our regional offices, because of this transaction.

At Cousins, we have a unique and compelling strategy.  We strive to be the preeminent Sun Belt office company.  I believe that this powerful transaction advances that strategy and further positions us for growth.  I could not be more excited.  Let me walk you through why.

First, TIER’s portfolio is highly complementary to ours.  We will add significant scale in Austin including a leading position at The Domain, commonly referred to as Austin’s Second Downtown.  We will grow in Uptown Charlotte with a value-add asset at a Main and Main location.  Lastly, the transaction provides a strategic entry into two of the best submarkets in Dallas.

Next, we will add attractive growth opportunities.  TIER has a development pipeline of trophy office properties totaling 620K square feet that is 81% pre-leased to several Fortune 100 technology companies.  TIER also owns well-located land sites in Atlanta, Austin and Dallas that can accommodate almost 3.5MM square feet of future office.

I am thrilled to announce this step in our growth strategy.  This is a great opportunity to better serve our customers, create value for our shareholders and provide opportunity for our team.  I look forward to discussing this announcement with you all later today at a town hall meeting at 12:00pm ET.

In addition, I have attached the press release and investor presentation that we distributed this morning.  We are hosting a conference call for the investor community at 8:30 ET to discuss the transaction.  You are invited to join.  Details can be found in the press release and a link to the webcast is available on the investor relations page of our website.

Finally, we know that today’s news may generate attention from people outside the company. Should you receive any inquiries from media or investors, please direct them to Roni Imbeaux at (404) 407-1104 or Rimbeaux@cousins.com.

Thank you for all you do. You are the best in the business and I am proud to work with you.

Sincerely,

Colin Connolly
President & CEO

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which the Company and TIER operate and beliefs of and assumptions made by Company management and TIER management, involve uncertainties that could significantly affect the financial or operating results of the Company, TIER or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving the Company and TIER, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transaction to stockholders, employees, tenants and other constituents of the combined company, rent and occupancy growth, development activity and changes in sales or contribution volume of developed properties, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and the availability of capital in existing or new property funds — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates and foreign currency exchange rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, (v) the potential liability for a failure to meet regulatory requirements, including the maintenance of real estate investment trust status, (vi) availability of financing and capital, (vii) changes in demand for developed properties, (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the ability to consummate the transaction and the timing of the closing of the transaction, (x) the ability to successfully integrate our operations and employees following the closing of the transaction, (xi) material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities, (xii) potential changes to tax legislation, (xiii) adverse changes in financial condition of joint venture partner(s) or major tenants, (xiv) risks associated with the acquisition, development, expansion, leasing and management of properties, (xv) the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with tenants, employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against the Company or TIER, (xvi) significant costs related to uninsured losses, condemnation, or environmental issues, (xvii) the ability to retain key personnel, (xviii) the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction, and (xix) those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company and TIER from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of the Company and TIER disclaims any duty to update any forward-looking statements contained in this Current Report on Form 8-K or to otherwise update any of the above-referenced factors.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the Company will file with the SEC a registration statement on Form S-4 to register the shares of Company common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of the Company and TIER seeking their approval of their respective transaction-related proposals.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, TIER AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from the Company at its website, www.cousins.com, or from TIER at its website, www.tierreit.com.  Documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.cousins.com under the heading [“Investor Relations”], or, alternatively, by directing a request by telephone or mail to the Company at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA

30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading [“Investor Relations”] or, alternatively, by directing a request by telephone or mail to TEIR at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225.

PARTICIPANTS IN THE SOLICITATION

The Company and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and the Company in respect of the proposed transaction under the rules of the SEC. Information about TIER’s directors and executive officers is available in TIER’s proxy statement dated April 9, 2018 for its 2018 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from TIER or the Company using the sources indicated above.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PRESS RELEASE AND INVESTOR PRESENTATION ATTACHED